INVEST IN **EX VENTURE INC.**

Grow the Next Generation of Companies that will change the World!


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OWN THE
COMPANIES THAT WILL
CHANGE THE WORLD.
FAST COMPANY
THE WORLD'S
MOST INNOVATIVE
COMPANIES 2018
AS SEEN ON
CNN

exventure.co Fort Lauderdale FL

Technology · Infrastructure · Fin Tech · Moonshots

LEAD INVESTOR



Lorraynne Pereira Ribeiro Venture Advisor with A Background in Engineering with a Focus on Sustainability- Energy- Water. Based in LA- Rio- Singapore.

If anyone knows how to market a great company it is the Team of EX Venture! I have previously invested in Zero Carbon Inc.! This is the most pragmatic, efficient, and execution-oriented team in the startup world! Excited to be a part of this fast-growing company. Watching Julien for the last years working with brilliant minds- giving so much support never fails to amaze me. He is by far the most disciplined and at the same time fun entrepreneur, I ever had the pleasure of working with.

Invested $2,000 this round

Highlights

1. Globally recognized, Multi-Award Winning Startup Team.
2. Highly Experienced Management Team in Venture Capital and Government.
3. EX Venture Night is one of the most recognized Online Clean Technology investment Events.
4. Team Awards incl. Fast Company- Most Innovative Technology Company, CNN, E&Y
5. EX Venture is ready to execute on their first two major Startup Ventures including Zero Carbon Inc.
6. EX Venture Team has Raised over 150 Mil. USD for Tech Startups
7. The raise offers direct ownership as well as share-holder rights.
8. Long Term Focus on Fast Growth Clean technology Companies creating a global Impact.

Our Team

Our Team



Julien Uhlig CEO AT EX VENTURE INC.

Julien is one of the most recognized cleantech consultants in the world. Managing government grants and investments for over 30 companies. With a strong focus on impact technologies, he ras raised and consolidated over 160 Mil. USD.

> Creating Companies is our life! being at the intersection of Government Funds and Private Equity as well as research has created a very unique market opportunity. If we want better startups, we need to grow them from an early stage. If we want to solve our energy, food, infrastructure problems, we need a whole new breed of companies.



Steven Berkenfeld FUTURE BOARD MEMBER OF EX VENTURE INC.

Steven is one of the most recognized Private Equity Bankers and environmentalists globally. He served for 11 Years as Managing Director - Investment Banking for Barclays Capital in New York City. 21 Years at Lehmann Brothers CIO of Private Equity.



Oliver Barker Vice- President Finance at EX Venture



Felix Schmidt Vice-President Media at EX Venture

BENEFIT FROM THE GROWTH OF THE NEXT-GENERATION COMPANIES THAT WE BELIEVE WILL CHANGE THE WORLD!

Welcome to an entirely new Venture platform that lets you benefit from the growth of the leading next-generation clean technology startups with a single investment! We believe we're going big and we hope that you will join us on this journey.

EX Venture is an advisory firm for Startup Companies in the field of Sustainability - we are the marketing, capital raising machine-building great companies. We invest our expertise, time, and our massive network into moonshot companies! In the fight against climate change, we need game-changer breakthroughs!

We are receiving payment and incentives for our services, which potentially will generate millions in funding, R&D grants, media tractions, and sales. Every time we benefit, you get paid a dividend—no need to wait for an exit. *(*Though dividends are by no means guaranteed)*

Our Client Companies benefit immensely; they save cash in the company's early-stage while gaining immediate access to our multi-level investor network. From equity crowdfunding to the world's largest private investors, we believe EX Venture will emerge as the world's leading Venture Platform for clean technology companies.

HOW WE CREATE VALUE- WATCH OUR INVESTMENT PARTNER FROM HONEYWELL VENTURES


Julien Uhlig introducing Honeywell Ventures on EX Venture ...
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FEATURED ON
Forbes
exventureNIGHT
2021
INTRODUCING Honeywell
Watch on YouTube

OUR CONCEPT IS SO SIMPLE- TAKE AN AMAZING IDEA THAT WILL CHANGE THE WORLD - MAKE IT INVESTABLE THROUGH OUR EXPERIENCE, NETWORK, GOVERNMENT GRANTS, AND A LITTLE CASH. THEN DO A BIG INVESTMENT ROUND WITH ALL OF OUR INVESTOR FRIENDS.


FEATURED IN
Forbes
SAMSUNG

HOW TO RAISE FUNDS FOR YOUR STARTUP

We get the company investment ready, which might take time and capital! This is the reason why we are offering a limited number of direct entry opportunities into EX Venture so we can provide the services needed to build great companies.

We are not a traditional investment company since we do not invest capital into companies instead we are raising funds to be able to provide vital growth services to portfolio companies, such as producing investor documentation, organizing roadshows, preparing and executing funding rounds, and putting a world-class marketing strategy in place. *We never hold equity in our client companies.*

THE NEXT MEDIA FEATURE COMING SOON IN TECH TIMES


The low-impact waste solutions are developed by EX Zero-Carbon, one of the waste industry's leading engineering and development companies. Affordable, small-scale waste-to-energy solutions anywhere in the world have become possible through Zero Carbon's breakthrough development.
TECH TIMES
www.techtimes.com
exventure

EX VENTURE is the Host of EX Venture Night- The Largest Online Investment Program- COMING UP September 23rd.


exventure
BEST OF GLOBAL
2021
23.09.21
Steven Berkenfeld
Founder and Principal at Ecotopia Consulting LLC
Renat Heuberger
CEO of South Pole
Remy de Tonnac
Partner at ETF Partners
Gerard Reid
Giancarlo Savini
Peter du Pont
Craig Douglas
Matthew King
Adam Baker
Julien Uhlig
CEO of EX Venture
ENERGY TRANSITION . AG TECH . FOOD TECH
AI ROBOTICS . STORAGE . MOBILITY

What Problem are we Solving?

Building Clean Technology companies to combat climate change is critical to humanity's survival on earth, but it is also extremely difficult. EX Venture provides a large number of vital services, access to Investors, Government Funds, Research Partners, Marketing, Customers, and Partners.

If we are passionate about a company, we will offer our services as a consultant on a generous success bonus basis, which may be far more valuable than paid to provide this service. Following a successful raise, EX Venture begins charging a reasonable retainer to cover costs. Saving Change Makers Significant Time and Money and Allowing them to Focus on Technology While EX Venture Handles the Other Critical Functions of Building a Global Technology Champion.

The Team has a long-standing track record in building international growth companies, raising massive amounts of private and public funds, and running one of the most prominent global online investment network in this industry. *(For clarification, Ex Venture Inc is a brand new company; we are referencing other companies that we grew.)*

We are based in Southeast Asia, which gives our companies a massive advantage as several vital company services from marketing to accounting. Even laboratory testing can be provided at a fraction of the cost to focus their investment on developing great projects, not payroll.


exventure
Super impressed by the the highly engaging format, and the high quality production - not to mention the featured companies that truly can make the world a better place and which totally merit a global investor & partner audience. Great momentum, great people, great companies - and so much fun too. Looking forward to the next episode - this defines a new standard in fundraising and investor 'education' :)


REMY DE TONNAC, PARTNER
ETF VENTURE PARTNERS, LONDON

We invest our capital, time, network in what we believe in! True Solutions that will change the World for the Better:

Technology Focus 1: Sustainable, solar-powered Off-Grid Living

Gemini One (a separate entity from Ex Ventures) is a culmination of over a decade in off-grid power, waste, and water solutions. In collaboration with Wonderboats Yacht- we are bringing a low-cost luxury floating home concept to market that allows for complete off-grid living on Water. Think of a sexy version of Water World. Floating homes are made possible by the massive drop in the cost of solar panels, batteries, drinking water solutions, and zero waste toilets. At the same time, oceanfront property prices have skyrocketed; we believe that we can build on Water for less money in a more comfortable and sustainable manner than luxury apartments. In a world of climate change, rising sea levels, we are pushing the boundaries of what is technically possible and bringing solutions from a select few to everyone.

Technology Focus 2: Seaweed Farming and Usage for Food, Amino Acids, Carbon Capture and Energy funded by the German Ministry of Economics (Awaiting Approval)

As our planet's resources are depleted, we need to find new ways to feed an ever-growing population with the lowest impact possible. At EX Venture, we are currently negotiating to manage two German government projects to develop large-scale offshore environmentally friendly seaweed farms in Indonesia. With 16.000 islands, the industry is ready for disruption and growth. Seaweed can be used for human and animal consumption. Also, we are extracting valuable amino acids as well as energy and bio-plastics. This is our contribution to Elon Musk's Carbon X Prize, which aims to reduce CO2 emissions. Consider the Oceans for a sustainable Solution funded in Germany and proven by an incredible partner network in Southeast Asia.


Seaweed Farming
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Bali Children Foundation
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Technology Focus 3: Waste to Energy Solutions combining gasification systems with Fuel Cell Technology funded by the State of Saxony and the German Ministry of Economics and German Center of Aeronautics (DLR).

Sustainability starts with our footprint on the earth and everything we leave behind. Waste is now everywhere; plastic waste is destroying eco-habitats around the World. The EX Venture team advises multiple government-funded projects in this field, including Foodwaste2Energy Cluster in the UK, Sewagesludge2Biochar in Malaysia, and Waste2Fuelcell in the United States. We are tackling a massive problem, from cleaning the oceans to reducing food waste in agriculture, from solid waste to sewage sludge. EX Venture also owns approximately 25% of EX Zero Carbon Inc. in the form of options.


4th Breakthrough Tech Webinar- Converting Poo to Power L...
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ZERO
BREAKTHROUGH
TECH WEBINAR
WHAT COMES OUT OF OUR SYSTEM ?
INVEST ON
Watch on YouTube

Technology Focus 4: Alternative Protein Production from Insects co-habitat with Palm Oil Production

Our need for protein keeps growing while the resources of this planet are already far beyond regeneration. Growing insects have a long tradition in South East Asia. EX Venture is investing in large-scale Protein Production Systems for mealworms that can be expanded on the 15 Mil Palm Oil Plantations. The European Union approved mealworms for human consumption earlier this year, and other companies, such as insects, are becoming billion-dollar enterprises.


EX ZERO CARBON ON CNN BUSINESS
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EX Zero Carbon Technology and Julien Uhlig Featured on CNN Money

Have you ever wondered how great companies are created that get huge valuations?

It all starts with an idea; that is the easy part. The true challenge is execution and growth. That can include raising a lot of money doing global marketing and finding international partners, especially in high-tech. Get your brand out there and promote it.

How about growing a great idea into a fine company with all the infrastructure and experience in place? Your odds get so much better of placing a winner! Especially if the German government plans to support your startup with millions of dollars, as long as EX Venture contributes 5-10% of the R&D Capital needed (**Government funding not guaranteed*). We have been doing this for the last decade; now it is time to scale and open the doors to investors who truly want to make a difference.

Let's build amazing impact companies together! Based on serving true needs, solving real-world problems in Sustainability, Carbon Capture, Agricultural Tech, and Energy Transition.

The World is changing rapidly, benefiting now from technology developed by leading research institutions, true early-stage investment based on a 25-year track record of building, growing, and managing companies, as well as raising large-scale investor funds once a company is ready for institutional investors.


ENTRADE
ENERGIESYSTEME AG
SUSTAINABLE ENERGY
NASDAQ Private Market

OUR TEAM LISTED THE FIRST GERMAN COMPANY ON NASDAQ PRIVATE MARKET

We use government funds and our existing marketing and research infrastructure not to bet on ideas rather than startups. We are actively de-risking the startup process, putting everything in place that will be required in future investment rounds.

We work with every significant corporate Venture Capital company globally; we understand what institutional investors are looking for, so let us build companies

that combine massive global impact with low overhead, a high level of accountability, and transparency.


exventure
What an exciting, educational, and entertaining event! It is very encouraging to see so many compelling companies addressing our biggest problems with innovative solutions. And these were just the companies coming out of Germany. Thank you pulling them all together and for the optimism and positive energy, the event engendered.
STEVEN BERKENFELD
INVESTMENT LEGEND

Who is EX Venture?

EX Venture Inc. is a pre-revenue startup consolidating CEO Julien Uhlig and his team's current engagements and two years of Work establishing EX Venture as the most recognized cleantech investment online event.

We love Deep Technology! With a Bali Spirit, EX provides Capital Market Services for Clean Technology companies seeking funding from investors and governments. With currently thirty active projects, our biggest customer is the German Ministry of Economics, entrusting our team with managing four international research clusters in Energy Transition, Mobility, Waste Water, and Solid Waste.

We invest services, time, and network to highlight companies tackling significant challenges of the 21st-Century in Energy, Transportation, Waste, AG Tech, and Beyond. From getting Media Coverage to Social Media, from Investor Introductions to Government Grants! Get heard and raise the funds you need to build a world-class company. Aside from our current client technologies, we are particularly interested in Ocean Farming and Alternative Protein.

Out Team has raised and consolidated over 150 Mil. USD in private equity funding for other technology startups and received 98 approvals from the German government totaling approximately 25 Mil. USD in government funding (for companies besides Ex Venture Inc). Our media coverage for our other companies includes two CNN Specials, Mashable, Los Angeles Business Journal, The Guardian, Japan Times, Al Jazeera, and many more.


exventure
"EX-VENTURE NIGHT is the only truly global event connecting start-ups with investors and mentors. Greentown Labs is very proud to be a partner, many of our start-ups have truly benefited from this fantastic even."
JULIANA GARAIZAR
HEAD OF HOUSTON INCUBATOR
GREENTOWN LABS, USA

Why should you invest in EX Venture now?

This Crowdfunding Offering will most likely be the only opportunity to become an investor in EX Venture. EX Venture is not a blind pool investment because future funding rounds will be done on a portfolio company level, allowing your investment to grow without the need for additional capital.

- You Profit from our benefits through dividends. You don't have to wait for an exit to make a return on your investment (**Dividends are not guaranteed*)

- EX Venture supports those companies focusing on fighting climate change, food security, sustainability, and the most critical challenges of the 21st-Century. Building a successful platform multiplies our impact.
- With nearly 100 approved successful government grants and approximately 150 Mil. USD in private equity, the Team of EX Venture has an incredible track record of generating capital for startups.
- The Team of EX Venture has proven access to all significant investors worldwide, hosting the leading online impact investment program. We believe we are perfectly positioned to commercialize our offering.



ex venture | Top 30 Clean Tech USA & Canada
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BEST OF 2021
AMERICAS
25.02.2021
live from
LOS ANGELES
and BALI
Watch on YouTube

EX VENTURE NIGHT PROGRAMMING SERVING OVER 5000 PROFESSIONAL INVESTORS GLOBALLY

The EX VENTURE Platform:

For the last 18 months, EX Venture has hosted one of the most comprehensive clean technology inline fundraising events. These events have created broad awareness of the EX Venture Brand and its activities. Over 30 German technology companies are partnering in the different government programs managed by the EX Venture founders.

Let us work together to create a Venture model that goes beyond investment; let us build bold companies that address real-world issues while providing everything needed to persuade institutional investors in the next round of funding EX Venture was founded to support technology companies raising funding to improve the world. We are proud that so many major investors in the world are supporting our program as moderators and attendees.



exventure
Julien, absolutely amazing! Big Thank you.
I can't believe that just hours after we spoke, I am in direct contact with and asked to share our pitch with investors such as Breakthrough Energy Ventures, Engie, SET Ventures, ETF Partners, Inven Capital, Terra Venture Partners, and others. Your network, passion, and energy are unbelievable!
OLE CHRISTIAN SIVERTSTEN, CEO DESERT CONTROL

The Importance of Capital Marketing:

As an investor, you probably already figured out that it is often not the best technology company that wins the race, but the one with the best marketing and access to capital. We call it traction building, and it is a vital part of growing any

company. Why should an investor sign the agreement now? Why not wait until the business matures further? There is only one solution, and it will be too late. Today, it is vital to get your story in the media and in front of potential investors and partners globally. EX Venture's team is recognized as one of the most effective business-to-business marketing teams. Julien Uhlig, our CEO, has appeared in 30 TV specials and countless articles from around the world!

EX Venture Team is leading the Industry in first-class Marketing for Clean Technology Companies

What we do for Fun!

It can be exhausting trying to save the earth, so the ultimate highlight is to build the most successful nightclub concept in Bali, SENSES, for our staff and ourselves. Held at the Legendary W Hotel in Seminyak Bali, it is our way to give back to the community, especially during Covid time, where income from tourism has been reduced to nothing. SENSES also provides an excellent platform for our portfolio companies and partners to promote their brands to a global audience of influencers.